Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

EPIQ SYSTEMS, INC.

(In Thousands, except for Ratio)

	June 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings (Loss)
Income (loss) from continuing operations	$1,944	$35,131	$(3,842)	$(7,290)	$9,595	$9,766
Tax expense (benefit) related to continuing operations	1,563	22,834	(2,400)	(4,313)	6,939	5,946
Pre-tax earnings (loss)	3,507	57,965	(6,242)	(11,603)	16,534	15,712
Plus
Fixed charges	9,451	15,349	7,676	7,176	550	279
Amortization of capitalized interest	—	—	—		—	—
Distributed income – equity investees	—	—	—		—	—
Share of pre-tax losses of equity investees	—	—	—		—	—

Less
Capitalized interest	—	—	—		—	—
Preference dividends of consolidated subs	—	—	—		—	—
Minority interest in subs pre-tax income	—	—	—		—	—

Total Earnings (Loss)	12,958	73,314	1,434	(4,427)	17,084	15,991

Fixed Charges
Interest expenses	7,707	12,023	5,662	4,223	201	137
Interest capitalized	—	—	—		—	—
Amortized deferred loan charges	740	1,445	1,147	2,120	—	—
Estimated interest expense in leases	1,004	1,881	867	833	349	142
Preference dividends of consolidated subs	—	—	—		—	—
Total Fixed Charges	9,451	15,349	7,676	7,176	550	279

Ratio of earnings to fixed charges	1.4	4.8	0.2	n/a	31.1	57.4

For the year ended December 31, 2005, our earnings to fixed charges ratio was less than one to one coverage.  The amount of such deficiency was $6,242.

For the year ended December 31, 2004, we had a total loss.  Accordingly, our earnings to fixed charges ratio was less than one to one coverage.  The amount of such deficiency was $11,603.

Interest included in fixed charges includes only interest on third party indebtedness and, accordingly, we have excluded accrued interest expense related to uncertain tax positions.